February 20, 2015

VIA EDGAR

Ms. Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20543

Re:	Mairs & Power Funds Trust (the “Trust” or “Registrant”) File Nos. 333-174574 and 811-22563

Dear Ms. Rossotto:

This letter responds to oral comments received from you on Wednesday, February 18, 2015 regarding the preliminary proxy statement on Schedule 14A filed by the Registrant on Tuesday, February 3, 2015.

The Registrant understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the preliminary proxy statement.

1.
Staff Comment No. 1:   The Mairs & Power Balanced Fund (the “Balanced Fund”) proposes to change its investment objective to: “the Fund seeks to provide capital growth, current income, and preservation of capital through a portfolio of stock and fixed income securities.”  Consider removing the phrase “through a portfolio of stock and fixed income securities” from the investment objective as the Staff considers that language to be a description of a principal investment strategy rather than an investment objective.

Registrant’s Response: The requested change has been made.

2.
Staff Comment No. 2:  In reference to the removal of the Balanced Fund’s objective of providing a current income yield of at least 25% greater than that of the S&P 500 index, page 12 of the proxy statement states that “the Adviser believes it will have greater flexibility in choosing the optimal investments for the Fund if the Fund’s investment objectives are not tied to seeking a current income yield 25% greater than that of the S&P 500 Index.” Please explain how such a change in the investment objective is consistent with the language on page 12 of the proxy statement and in the “Proxy Statement Q&A” that the principal investment strategies of the Fund will not change as a result of the change to the investment objective.

Registrant’s Response:  The objective of seeking a current income yield of 25% greater than that of the S&P 500 Index emphasizes current income, sometimes at the expense of providing capital growth and capital preservation, which are also objectives of the Fund.  Removing the specific income goal allows for greater flexibility to invest in securities that may currently have lower dividends or interest rates but better total return characteristics.  The Fund’s principal investment strategies, however, will remain unchanged.

Ms. Karen Rossotto
February 20, 2015

3.
Staff Comment No. 3:  Page 13 of the proxy statement states “If, on the other hand, shareholders fail to approve this proposal, the Balanced Fund’s investment objective will remain unchanged.  The investment objective will remain a fundamental policy of the Balanced Fund which cannot be changed without shareholder approval.” Please clarify whether the Balanced Fund’s investment objective will remain a fundamental policy if shareholders approve the change in the Balanced Fund’s investment objective.

Registrant’s Response:  The Registrant responds by revising the disclosure to read as follows: “If shareholders approve this proposal, the change in the Balanced Fund’s investment objective will be implemented as soon as practicable after the meeting.  The new investment objective will remain a fundamental policy which cannot be changed without shareholder approval.  If, on the other hand, shareholders fail to approve this proposal, the Balanced Fund’s investment objective will remain unchanged.  ”

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If you have any questions regarding these responses, please contact the undersigned at 414-287-9561.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Thomas A. Bausch

 Thomas A. Bausch
cc:           Working Group